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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                              RADICA GAMES LIMITED
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  G73 42H10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

      Richard H. Pickup, c/o Wedbush Morgan Securities, Inc., 610 Newport Center Drive, Suite 1300, Newport Beach, California 92660, (714) 759-1311
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 2, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13D-1(b)(3) or (4), check the following box   [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled our for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   G73 42H10 7                                     PAGE 2 OF 8 PAGES
------------------------                                    -----------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON:

        Dito Devcar Corp., a Nevada corporation, I.D. #88-0294385;

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Dito Devcar LP, a Nevada limited partnership, I.D. #88-0294387; TMP Charitable Trust, I.D. #88-6055770; DRP Charitable Trust, I.D. #88-6055771; Richard H. Pickup, SS ####-##-####; Dito Caree LP, a Nevada limited partnership, I.D. #88-0302506; Pickup Family Trust, I.D. #33-6123575; Pickup Charitable Remainder Unitrust II, I.D. #33-0563297; TD Investments LLC, a Nevada limited liability company, I.D. #88-0370064

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
3.      SEC USE ONLY


--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        PF and WC

--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                  [ ]


--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Each of the corporate, partnership, trust and limited liability company entities are organized under and pursuant to the laws of the State of Nevada. Richard H. Pickup is an individual maintaining a California residence and is a citizen of the U.S.


--------------------------------------------------------------------------------

        7.      SOLE VOTING POWER

                Dito Devcar Corp. -- 2,650,000; Pickup Family Trust -- 100,000;
NUMBER OF       DRP Charitable Trust -- 25,000; TMP Charitable Trust -- 25,000;
SHARES          Dito Devcar LP -- 125,000; Dito Caree LP -- 775,000; Pickup
BENEFICIALLY    Charitable Remainder Unitrust II -- 36,500; TD Investments LLC
OWNED BY        -- 1,000,000
EACH
REPORTING
PERSON
WITH
        -----------------------------------------------------------------------
        8.      SHARED VOTING POWER

                None

        -----------------------------------------------------------------------
        9.      SOLE VOTING POWER

                Dito Devcar Corp. -- 2,650,000; Pickup Family Trust -- 100,000; DRP Charitable Trust -- 25,000; TMP Charitable Trust -- 25,000; Dito Devcar LP -- 125,000; Dito Caree LP -- 775,000; Pickup Charitable Remainder Unitrust II -- 36,500; TD Investments LLC -- 1,000,000

        -----------------------------------------------------------------------
        10.     SHARED DISPOSITIVE POWER

                None

--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Dito Devcar Corp. -- 2,650,000; Pickup Family Trust -- 100,000; DRP Charitable Trust -- 25,000; TMP Charitable Trust -- 25,000; Dito Devcar LP -- 125,000; Dito Caree LP -- 775,000; Pickup Charitable Remainder Unitrust II -- 36,500; TD Investments LLC -- 1,000,000; Aggregate Total -- 45,736,500

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Dito Devcar Corp. -- 12.76%; Pickup Family Trust -- .48%; DRP Charitable Trust -- .12%; TMP Charitable Trust -- .12%; Dito Devcar LP --
        .60%; Dito Caree LP -- 3.73%; Pickup Charitable Remainder Unitrust II
        -- .18%; TD Investments LLC -- 4.82%  Aggregate Total -- 22.81%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        Richard H. Pickup -- IN; Dito Devcar Corp. -- CO; Pickup Family Trust -- CO; DRP Charitable Trust -- CO; TMP Charitable Trust -- CO; Dito Devcar LP -- CO; Dito Caree LP -- CO; Pickup Charitable Remainder Unitrust II -- CO; TD Investments LLC -- CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                          AMENDMENT 4 TO SCHEDULE 13D
                          ---------------------------

ITEM 1. SECURITY AND ISSUER
---------------------------

        This Statement, as an Amendment No. 4 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2. IDENTITY AND BACKGROUND
-------------------------------

        This Amendment No. 4 is filed as an amendment to the originally filed
Schedule 13D, dated June 15, 1995 ("Schedule 13D"), and as further amended by Amendments No. 1, 2 and 3 heretofore filed. As noted in the Schedule 13D, each of those filing entities identified therein, specifically, Dito Devcar Corporation, a Nevada corporation ("Dito"), Dito Devcar, LP, a Nevada limited partnership ("LP"), the DRP Charitable Trust ("DRP Trust"), TMP Charitable
Trust ("TMP Trust"), Dito Caree, LP, a Nevada limited partnership, Pickup Family Trust, Pickup Charitable Unitrust II, and TD Investments, LLC are record holders of Shares, and each of those entities, as identified in the Schedule 13D, is directly or indirectly controlled or operating for the benefit of an individual, Mr. Richard H. Pickup. As has further been acknowledged in the
Schedule 13D, each of those entities represents a "group," although no formal arrangement, agreement or understanding has, at any time, been entered into between Mr. Pickup and any of the entities identified therein, nor as between any of the entities identified therein, and currently there is no agreement or understanding relating to the holding or voting of the Shares. This Amendment is required by reason of the disposition and liquidation of Shares by one of the entities, Dito Devcar Corporation, a Nevada corporation.

        The total holdings of Shares owned by all the reporting entities identified in the Schedule 13D exceed 10% of the issued and outstanding Shares of Radica. The identity of each of the members of the "group" has heretofore been specified and identified in the Schedule 13D and the Amendments thereto.

        Over the past five (5) years, none of the filing persons nor any of the entities identified in the Schedule 13D, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Schedule 13D have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

        Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the entities identified in the Schedule 13D, and it is acknowledged that he exercises sufficient control in order to consider each of the reporting entities to be treated as a "group," there exists no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of Radica.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

        The transactions giving rise to this Amendment involves the disposition and sale of a total of Three Hundred and Fifty Thousand (350,000) Shares of Radica in a series of transactions in open market trades between July 30, 1997 and early September, 1997, which involved the disposition of Three Hundred and Fifty Thousand (350,000) Shares, thereby reducing the holdings of Dito Devcar Corporation from Three Million (3,000,000) Shares, prior to the commencement of such disposition, to the current holding of Two Million Six Hundred and Fifty Thousand (2,650,000) Shares. All Shares disposed of by Dito Devcar Corporation were in connection with open market bordered transactions and were sold pursuant to the terms and provisions of Rule 144. Those Shares sold and liquidated by Dito Devcar Corporation were sold on those dates for the sale consideration as designated in Item 5 hereinbelow.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

        As previously reported, each member of the "group" controlled by Mr. Pickup has purchased Shares in Radica for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the formation of any group or any group action. Those Shares disposed of by Dito Devcar Corporation were disposed of for personal investment objectives of Dito Devcar Corporation. None of the other filing persons has acquired or disposed of any Shares and the holdings of all filing persons are as reported in Item 5 hereinbelow.

        Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

        None of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        J. Any action similar to any of those enumerated above.

        Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

        The interest in Shares and securities of Radica held by each of the filing persons is as follows:

        A. Mr. Richard H. Pickup, an individual, owns none of the Shares of Radica.

        B. Dito Devcar Corporation, a Nevada corporation, is currently the beneficial and record owner of Two Million Six Hundred and Fifty Thousand (2,650,000) Shares. Dito Devcar Corporation sold and liquidated, pursuant to the terms and provisions of Rule 144 subsequent to Amendment No. 3 to Schedule 13D, Three Hundred and Fifty Thousand (350,000) Shares in the following transactions:

                                                           Net Proceeds of Sale
        Date of Sale     Shares Sold    Price of Sale    (After Costs/Commissions)
        ------------     -----------    -------------    -------------------------
        7/30/97            50,000         $ 7.625               $380,233
        7/30/97            10,000         $ 7.625               $ 76,047
        8/01/97            20,000         $ 7.9375              $158,341
        8/04/97            30,000         $ 8.25                $246,888
        8/05/97            20,000         $ 8.5                 $169,590
        8/18/97            30,000         $ 8.75                $261,887
        8/20/97            12,000         $ 9.0                 $107,632
        8/21/97             9,600         $ 9-1/8               $ 87,305
        8/25/97            48,400         $ 9-13/16             $444,156
        8/26/97            50,000         $ 9-1/2               $474,480
        8/27/97            50,000         $ 9.862               $492,605
        8/29/97             5,000         $10-1/2               $ 52,294
        9/02/97            15,000         $10.875               $162,816
                          -------
                          350,000

        All of the Shares sold by Dito Devcar Corporation as stated above were sold in open market, broker handled transaction. Following such sales, Dito Devcar Corporation holds Two Million Six Hundred and Fifty Thousand Shares, which represents approximately 12.76% of the issued and outstanding Shares of Radica. The percentage of Dito Devcar Shares, and the percentage of Shares owned by all the reporting persons herein, are based upon a total of Twenty Million Seven Hundred Sixty-One Thousand and Two Hundred (20,761,200) Shares of common stock of Radica outstanding as is reflected in Radica's most recent reports as filed with the Securities and Exchange Commission.

        C. The DRP Charitable Unitrust is the beneficial and record holder of Twenty Five Thousand (250,000) Shares. The DRP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by DRP Charitable Unitrust are as previously reported.

        D. The TMP Charitable Unitrust is the beneficial and record holder of Twenty Five Thousand (25,000) Shares. The TMP Trust holdings constitute approximately .12% of all outstanding Radica Shares. All acquisitions by TMP Charitable Unitrust are as previously reported.

        E. Dito Devcar LP is the beneficial and record holder of One Hundred Twenty Five Thousand (125,000) Shares. LP's holdings constitute approximately
 .60% of all outstanding Radica Shares. All acquisitions by Dito Devcar LP are as previously reported.

        F. The Pickup Family Trust is the beneficial and record holder of One Hundred Thousand (100,000) Shares. The Trust's holdings constitute approximately .48% of all outstanding Radica Shares. All acquisitions by the Pickup Family Trust are as previously reported.

        G. Dito Caree LP is the beneficial and record holder of Seven Hundred and Seventy-Five Thousand (775,000) Shares. The holdings of Dito Caree LP constitute approximately 3.73% of all outstanding Radica Shares. All acquisitions by Dito Caree LP are as previously reported.

        H. The Pickup Charitable Remainder Trust II ("Trust II") is the beneficial and record holder of Thirty-Six Thousand and Five Hundred (36,500) shares. The holdings of Trust II constitute approximately .18% of all outstanding Radica shares. All acquisitions by the Pickup Charitable Remainder Trust II are as previously reported.

        I. TD Investments LLC, a Nevada limited liability company, is the beneficial owner and record holder of One Million (1,000,000) Shares. The holdings of TD Investments LLC constitute approximately 4.82% of all outstanding Radica Shares. All acquisitions by TD Investments LLC are as previously reported.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-----------------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER
        ---------------------------

        No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

        Not applicable, no exhibits are to be filed.

                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:   October 1, 1997                 DITO DEVCAR CORPORATION,
                                        a Nevada corporation


                                        By: /s/ DAVID B. HEHN
                                            --------------------------------
                                            DAVID B. HEHN, President


                                        DITO DEVCAR LIMITED PARTNERSHIP,
                                        a Nevada limited partnership
                                        By:     GAMEBUSTERS, INC.,
                                                a Nevada corporation
                                        Its:    General Partner


                                                By: /s/ DAVID B. HEHN
                                                    --------------------------
                                                    DAVID B. HEHN, President


                                        DITO CAREE LIMITED PARTNERSHIP,
                                        A Nevada limited partnership
                                        By:     GAMEBUSTERS, INC.,
                                                a Nevada corporation
                                        Its:    General Partner


                                                By: /s/ DAVID B. HEHN
                                                    --------------------------
                                                    DAVID B. HEHN, President


                                        PICKUP CHARITABLE REMAINDER
                                        UNITRUST #II


                                        By:  /s/ RICHARD H. PICKUP
                                             ---------------------------------
                                             RICHARD H. PICKUP, Trustee


                                        DRP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993


                                        By:  /s/ RICHARD H. PICKUP
                                             ---------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        TMP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993


                                        By:  /s/ RICHARD H. PICKUP
                                             --------------------------------
                                             RICHARD H. PICKUP, Trustee


                                        TD INVESTMENTS, LLC,
                                        a Nevada limited liability company


                                        By:  /s/ DAVID B. HEHN
                                             --------------------------------
                                             DAVID B. HEHN, Manager


                                             /s/ RICHARD H. PICKUP
                                             --------------------------------
                                             RICHARD H. PICKUP, an individual